UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Duracell International Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   26633L 10 3
                                 (CUSIP Number)


          Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Pursuant to Regulation S-T of the Securities and Exchange Commission, the entire text (excluding, in accordance with such regulation, previously filed paper exhibits) of this Statement on Schedule 13G is set forth below. Paragraphs (a) - (c) of Item 4 have been amended and restated by this Amendment No. 2.

CUSIP No. 26633L 10 3

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person:
                    DI Associates, L.P.

               2) Check the Appropriate Box if a Member of a Group (See Instructions):
                    (a)
                    (b)  X

               3)   SEC Use Only

               4)   Citizenship or Place of Organization:   Delaware
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With    5)   Sole Voting Power:   55,940,783

               6)   Shared Voting Power:  0

               7)   Sole Dispositive Power:  55,940,783

               8)   Shared Dispositive Power:  0

               9)   Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  55,940,783

               10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

               11)  Percent of Class Represented by Amount in Row (9):  48.0%

               12)  Type of Reporting Person (See Instructions):  PN

CUSIP No. 26633L 10 3

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Persons:
                    KKR Partners II, L.P.

               2) Check the Appropriate Box if a Member of a Group (See Instructions):
                    (a)
                    (b)  X

               3)   SEC Use Only

               4)   Citizenship or Place of Organization:  Delaware
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With    5)   Sole Voting Power:   1,259,217

               6)   Shared Voting Power:  0

               7)   Sole Dispositive Power:  1,259,217

               8)   Shared Dispositive Power:  0

               9)   Aggregate Amount Beneficially Owned by Each Reporting
                    Person:  1,259,217

               10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

               11)  Percent of Class Represented by Amount in Row (9):  1.1%

               12)  Type of Reporting Person (See Instructions):  PN

Item 1.   (a)  Name of Issuer

               Duracell International Inc.

          (b)  Address of Issuer's Principal Executive Offices

               Berkshire Industrial Park
               Bethel, Conn.  06801

Item 2.   (a)  Name of Persons Filing

               DI Associates, L.P.
               KKR Partners II, L.P.

          (b)  Address of Principal Business Office or, if none, Residence

               c/o Kohlberg Kravis Roberts & Co., L.P.
               9 West 57th Street
               New York, New York  10019

          (c)  Citizenship

               DI Associates, L.P.   -- Delaware
               KKR Partners II, L.P.   -- Delaware

          (d)  Title of Class of Securities

               Common Stock, par value $.01 per share

          (e)  CUSIP Number

               26633L 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /  /  Broker or Dealer registered under Section 15 of the Act

          (b) /  /  Bank as defined in section 3(a)(6) of the Act

          (c) /  /  Insurance Company as defined in section 3(a)(19) of the Act

          (d) / / Investment Company registered under section 8 of the Investment Company Act

          (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h) /  /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                               Not applicable

Item 4.  Ownership

          (a)  Amount Beneficially Owned

          DI Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships whose sole general partner is KKR Associates, a New York limited partnership. On November 18, 1993, DI Associates, L.P. and KKR Partners II, L.P. sold 5,672,317 and 127,683 shares, respectively, in a registered public offering. As a result of the sale, DI Associates, L.P.'s record ownership of shares decreased to 55,940,783 shares of the identified class of securities and KKR Partners II, L.P.'s record ownership of shares decreased to 1,259,217 shares of the identified class of securities. As the sole general partner of each of DI Associates, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of an aggregate of 57,200,000 shares of the identified class of securities. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr. and Michael T. Tokarz are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by KKR Associates, but they disclaim any such beneficial ownership.

          (b)  Percent of Class

                    See Item 11 of each cover page

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    See Item 5 of each cover page

               (ii)  shared power to vote or to direct the vote

                    See Item 6 of each cover page

               (iii)  sole power to dispose or to direct the disposition of

                    See Item 7 of each cover page

               (iv)  shared power to dispose or to direct the disposition of

                    See Item 8 of each cover page


Item 5.  Ownership of Five Percent or Less of a Class

               Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               See Item 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable

Item 8.  Identification and Classification of Members of the Group

               DI Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships the sole general partner of each of which is KKR Associates, a New York limited partnership. As the sole general partner of each of DI Associates, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of the securities held by such limited partnerships. DI Associates, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Duracell International Inc. DI Associates, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

Item 9.  Notice of Dissolution of Group

               Not applicable

Item 10. Certification

               Not applicable

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DI ASSOCIATES, L.P.

                                         By:    KKR ASSOCIATES,
                                                  its General Partner


                                         February 9, 1994
                                              Date


                                         /s/ Paul E. Raether
                                              Signature


                                         Paul E. Raether, General Partner
                                              Name/Title

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KKR PARTNERS II, L.P.

                                         By:    KKR ASSOCIATES,
                                                  its General Partner


                                         February 9, 1994
                                              Date


                                         /s/ Paul E. Raether
                                              Signature


                                         Paul E. Raether, General Partner
                                              Name/Title

                                     EXHIBIT



Exhibit 1 -    Joint Filing Agreement and Power of Attorney  (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G of DI
               Associates, L.P. and KKR Partners II, L.P. filed on February 14,
               1992)